PRESS RELEASE

Sanofi and Lonza Enter into a Strategic Partnership to Establish a Large-Scale Biologics Production Facility

- The large-scale facility, to be built in Visp, Switzerland, will be established through a joint venture with an initial investment of around CHF 290 million (€ 270 million) shared equally between Sanofi and Lonza -

- The strategic partnership leverages Lonza’s expertise in large-scale mammalian cell culture1 facilities alongside Sanofi’s strength in developing and launching biologics based treatments to address patient needs -

Paris, France and Basel, Switzerland - February 27, 2017 - Sanofi and Lonza announced today that they have entered into a strategic partnership to build and operate a large-scale mammalian cell culture facility for monoclonal antibody production in Visp, Switzerland. The strategic partnership in the form of a joint venture combines the strong biologics development pipeline of Sanofi with the expertise of Lonza to design, construct, start-up and operate a state-of-the-art large-scale mammalian cell culture facility. The initial investment will be around CHF 290 million (€ 270 million), to be split equally between each company.

The initial phase of the facility will commence construction in 2017, pending necessary regulatory approvals, and is expected to be fully operational by 2020. Lonza has previously built and licensed three similar facilities in the U.S. and Singapore.

“In addition to the investments we are making in building our own internal production capabilities, the joint venture between Sanofi and Lonza emphasizes our commitment to provide access for patients to high quality therapeutic monoclonal antibodies,” said Philippe Luscan, Executive Vice President, Global Industrial Affairs, Sanofi. “Approximately sixty percent of our pipeline is made up of biologics, including monoclonal antibodies, dedicated to key disease areas such as cardiovascular, immunology and inflammation, neurology and oncology. Lonza is a highly experienced partner in this field and the capabilities which this joint venture will create are critical to meeting our patients’ needs for these important therapies.”

“By entering into this long-term strategic relationship we have developed a tailor-made business model that best fits both Sanofi’s and Lonza’s requirements. It provides to Sanofi dedicated capacity, which allows for a clear win-win situation for all participants,” said Marc Funk, COO Pharma & Biotech, Lonza. “As part of our strategic roadmap, we will develop further innovative business models based on the requirements of our customers. We intend to address these long-term market needs by establishing a state-of-the-art strategic biologics manufacturing platform. The strategic partnership with Sanofi represents the first module in this undertaking; and we are convinced that with this future-oriented approach, we can serve additional customers.”

[1]	Culture of mammalian cells is fundamental to the manufacture of complex biopharmaceutical products. Biopharmaceutical products produced in mammalian cells include for example enzymes, recombinant vaccines, immunobiologicals (e.g. monoclonal antibodies, interleukins, lymphokines), and anticancer agents.

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The partnership provides both Sanofi and Lonza with substantial flexibility in an innovative setup:

•	Each party will share the available capacity in line with their equity shareholding in the joint venture

•	Sanofi will have additional access to bio-manufacturing capacity to support increasing demands for their portfolio of biologic therapeutic products, should they require it

•	Lonza will be free to market their share of capacity, if not required by Sanofi, and will also market unused Sanofi capacity, where available.

•	Lonza will construct the facility and will support the joint venture in its operation of the facility.

The strategic partnership enables Sanofi to react quickly to fluctuations in demand in a short timeframe, reinforcing their capability to launch high-quality, next generation biologic medicines and ensure consistent access for patients. It also provides Lonza with needed capacities to respond to growing manufacturing demands for large-scale mammalian cell culture based therapeutic proteins, therefore allowing Lonza to better serve its customers. By adding flexibility in this way, this model will help to optimize biologics production capacity across the whole industry.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Lonza

Lonza is one of the world’s leading and most-trusted suppliers to the pharmaceutical, biotech and specialty ingredients markets. It harnesses science and technology to create products that support safer and healthier living and that enhance the overall quality of life.

Not only is Lonza a custom manufacturer and developer, the company also offers services and products ranging from active pharmaceutical ingredients to drinking water sanitizers, from nutritional and personal care ingredients to agricultural products, and from industrial preservatives to microbial control solutions that combat dangerous viruses, bacteria and other pathogens.

Founded in 1897 in the Swiss Alps, Lonza today is a well-respected global company with approximately 40 major manufacturing and R&D facilities and more than 10,000 full-time employees worldwide. The company generated sales of CHF 4.13 billion in 2016 and is organized into two market-focused segments: Pharma&Biotech and Specialty Ingredients. Further information can be found at www.lonza.com.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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Lonza Additional Information and Disclaimer

Lonza Group Ltd has its headquarters in Basel, Switzerland, and is listed on the SIX Swiss Exchange. It has a secondary listing on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Lonza Group Ltd is not subject to the SGX-ST’s continuing listing requirements but remains subject to Rules 217 and 751 of the SGX-ST Listing Manual.

Certain matters discussed in this news release may constitute forward-looking statements. These statements are based on current expectations and estimates of Lonza Group Ltd, although Lonza Group Ltd can give no assurance that these expectations and estimates will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainty and are qualified in their entirety. The actual results may differ materially in the future from the forward-looking statements included in this presentation due to various factors. Furthermore, except as otherwise required by law, Lonza Group Ltd disclaims any intention or obligation to update the statements contained in this release.

Contacts:

Sanofi

Media Relations Nicolas Kressmann Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Lonza Group Ltd

Head Corporate Communications

Dominik Werner

Tel +41 61 316 8798

Fax +41 61 316 9540

dominik.werner@lonza.com

Head External Communications

Constance Ward

Tel +41 61 316 8840

Fax +41 61 316 9840

constance.ward@lonza.com

Head Investor Relations Dirk Oehlers Tel +41 61 316 8540 Fax +41 61 316 9540 dirk.oehlers@lonza.com

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